Exhibit 99.29

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Simon Gautrey

I, Simon Gautrey, P.Geo., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am a Hydrogeologist Fellow and Mining Hydrogeology Lead with WSP Canada Inc., of 6925 Century Avenue, Suite 600, Mississauga, ON Canada L5N.

2)	I am a graduate of Concordia University, Montreal, in 1992 with a B.Sc. in Geology and of the University of Waterloo, Waterloo, 1996 with a M.Sc. in Hydrogeology.

3)	I am registered as a Professional Geoscientist in the Province of Ontario (Reg.# 0461). I have worked as a hydrogeologist for a total of 28 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have been directly involved in mine hydrogeology consulting, including support for engineering reports, and environmental assessments and approvals for a significant number of Ontario mining projects in similar geologic settings.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I have not visited the Great Bear Project.

6)	I am responsible for the portion of Section 16.3 that covers hydrogeology and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7)	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have been actively involved in hydrogeological work on the property that is the subject of the Technical Report since 2022.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Dated this 10th day of September, 2024

(Signed and Sealed) Simon Gautrey

Simon Gautrey, P.Geo.